EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
DIVIDENDS FOR THE THREE MONTHS ENDED MARCH 31, 2010 and 2009
(Dollars in thousands)

	March 31,	March 31,
	2010	2009
	(Unaudited)
Earnings:
Net Income	$(62,926)	$202,957
Add:
Provision for income taxes	(35,686)	111,945
Fixed charges	337,135	360,789
Less:
Capitalized interest	(1,474)	(4,609)

Earnings as adjusted (A)	$237,049	$671,082

Fixed charges and preferred stock dividends:
Preferred dividend requirements	$87	$1,300
Ratio of income before provision for income taxes to net income	157%	155%

Preferred dividend factor on pretax basis	137	2,015

Fixed Charges:
Interest expense	334,866	355,394
Capitalized interest	1,474	4,609
Interest factors of rents	795	786

Fixed charges as adjusted (B)	337,135	360,789

Fixed charges and preferred stock dividends (C)	$337,272	$362,804

Ratio of earnings to fixed charges ((A) divided by (B))	— (a)	1.86	x

Ratio of earnings to fixed charges and preferred stock dividends ((A) divided by (C))	—	1.85	x

(a)	In the three months ended March 31, 2010, earnings were insufficient to cover fixed charges by $100.1 million due to non-cash impairment and lease related charges aggregating $435.3 million.